UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41310

ZENTEK LTD.

(Registrant)

24 Corporate Court

Guelph, Ontario N1G 5G5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 to the report on Form 6-K (“Report on Form 6-K/A”) originally furnished to the U.S. Securities and Exchange Commission on August 25, 2025 (the "Initial Report"), is being furnished in order to provide a revised draft of Zentek Ltd.'s (the "Company") form of proxy and a revised draft of the Company’s voting instruction form. In addition, the Company is also providing a letter to shareholders and a management information circular supplement. A press release that the Company issued on September 10, 2025 is also included herein.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

On August 25, 2025, the Company distributed a notice of meeting and management information circular (the “Notice of Meeting and Management Information Circular”) and certain other related materials, by way of notice and access (the “Notice and Access”) to its shareholders of record as of August 8, 2025 (the "Meeting Materials") in connection with its 2025 Annual and Special Meeting of Shareholders to be held on September 25, 2025. The Meeting Materials were filed as exhibits to the Initial Report on Form 6-K.

On September 10, 2025, the Company filed on SEDAR+ a supplement management information circular, a letter to shareholders, and issued a press release in connection with its 2025 Annual and Special Meeting of Shareholders to be held on September 25, 2025 (the “Additional Meeting Materials”). The Additional Meeting Materials are included as Exhibits 99.5-99.7 to this Report on Form 6-K/A.

On September 10, 2025, the Company also filed on SEDAR+ an amended form of proxy in connection with its 2025 Annual and Special Meeting of Shareholders to be held on September 25, 2025 (the "Amended Meeting Material"). The Amended Meeting Material is included as Exhibit 99.2 to this Report on Form 6-K/A. An amended Voting Instruction Form is also included herein as Exhibit 99.3.

The Notice of Meeting and Management Information Circular dated August 15, 2025 and Notice and Access that were both furnished to the Securities and Exchange Commission on August 25, 20235 are also included herein as Exhibits 99.1 and 99.4.

Exhibits 99.1 and 99.6 included with this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-278886) and shall be deemed to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: September 10, 2025	By	/s/ Wendy Ford
Wendy Ford
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Management Information Circular dated August 15, 2025 (incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-41310) as furnished to the Securities and Exchange Commission on August 25, 2025)

99.2	Form of Proxy

99.3	Voting Instruction Form

99.4	Notice and Access (incorporated by reference to Exhibit 99.4 to the Form 6-K (File No. 001-41310) as furnished to the Securities and Exchange Commission on August 25, 2025)

99.5	Letter to Shareholders

99.6	Management Information Circular Supplement

99.7	Press Release dated September 10, 2025 - Zentek Announces New Board Nominees